May 10, 2005

VIA EDGAR AND OVERNIGHT COURIER

Pamela A. Long, Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0409

Re: The Procter & Gamble Company; Amendment No. 2 to Registration Statement on Form S-4 (File No. 333-123309)

Dear Ms. Long:

On behalf of The Procter & Gamble Company (the “Company”), we hereby transmit for filing Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-4 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), and this letter in response to comments of the Staff of the Securities and Exchange Commission (the “Commission”) to the Registration Statement, set forth in your letter to James J. Johnson and Richard K. Willard dated May 5, 2005. To facilitate your review, we have also provided you with three blacklined copies, which compare the Amendment to Amendment No. 1 to the Registration Statement. The Company and The Gillette Company (“Gillette”), in consultation with their respective legal, financial and accounting advisors, have prepared the following responses to the questions and comments the Staff has raised. For your convenience, we have set forth below in italics your numbered comments in their entirety followed by the responses thereto.

Form S 4/A filed April 22, 2005

General

1.	We note from Exhibit 21 to Procter & Gamble’s Form 10 K for the fiscal year ended June 30, 2004, that it has a foreign subsidiary in Cuba – Procter & Gamble Commercial de Cuba, S.A. In view of the fact that Cuba has been identified by the U.S. State Department as a state sponsor of terrorism, and is subject to economic sanctions administered by the U.S. Treasury Department’s Office of Foreign Assets Control,

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Pamela A. Long
May 10, 2005

please advise us of the materiality to the company of its operations in Cuba, and give us your view as to whether those operations constitute a material investment risk for your security holders.

We note from Procter & Gamble’s website that it recruits from Syria, and that Procter & Gamble Egypt exports to Syria. Please describe for us your recruiting and export operations relating to Syria, including the financial significance of those operations to the company. In view of the fact that Syria has been identified by the U.S. State Department as a state sponsor of terrorism, and is subject to economic sanctions administered by the U.S. Treasury Department’s Office of Foreign Assets Control, please advise as of the materiality to the company of your contacts with Syria, and give us your view as to whether those contacts constitute a material investment risk for company and/or Gillette security holders.

We also note from Gillette’s website that it recruits from Iraq and Iran. Please describe for us Gillette’s recruiting activities relating to Iran, including the financial significance of those activities. In view of the fact that Iran has been identified by the U.S. State Department as a state sponsor of terrorism, and is subject to economic sanctions administered by the U.S. Treasury Department’s Office of Foreign Assets Control, please advise us of the materiality to Gillette of its contacts with Iran, and give us your view as to whether those contacts constitute a material investment risk for company and/or Gillette security holders. Advise us also whether Gillette recruited from Iraq during the time that country was subject to US economic sanctions, and/or identified by the US State Department as a state sponsor of terrorism. If Gillette recruited from Iraq during that period, please provide the same type of information regarding that recruiting activity as requested with regard to Gillette’s recruiting activity in Iran.

In preparing your response to this comment, please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors, including the potential impact of corporate activities upon a company’s reputation and share value, that a reasonable investor would deem important in making an investment decision.

Response:

With respect to the Company’s Cuban subsidiary—Procter & Gamble Commercial de Cuba, S. A. (“Commercial”)—the Company supplementally advises the Staff that Commercial has no active operations and represents no material investment

Pamela A. Long
May 10, 2005

risk to investors. By way of background, Exhibit 21 of the Company’s 10-K for the fiscal year ended June 30, 2004, lists substantially all of its subsidiaries. Accordingly, Commercial is listed on Exhibit 21, even though it is dormant. Commercial exists largely due to the fact it was and is an indirect claimant to the Foreign Claims Settlement Commission of the United States (“Foreign Claims Commission”). In October, 1959, Commercial sold and/or licensed all of its assets to Sabates Industrial, S. A. (“Industrial”) for nearly $5 million dollars. In 1960, Industrial was expropriated by the Cuban government prior to the time Industrial satisfied its obligation to deliver the purchase price/licensing fees to Commercial. The Company filed a claim with the Foreign Claims Commission reflecting this loss, although this claim still has not been settled.

The Company supplementally advises the Staff that it does not have material contacts with Syria and the contacts that do exist do not represent a material investment risk. The Company does not operate in Syria, although, via its Egyptian and Saudi operations, the Company sells certain beauty and paper products to a distributor who operates in Syria. The total sales of the Company’s products to the Syrian distributor are less than $20 million per year. The Company does not actively recruit with respect to Syria and there are no current job openings for positions in Syria, nor are any expected. From time to time, the Company does receive applications from Syrian citizens.

In response to the Staff’s request, please be advised that Gillette does not recruit from Iran. As a result, there are no job opportunities listed under the Iran heading on Gillette’s website. Gillette has received applications from Iranian nationals for employment outside of Iran, and two Iranian nationals with work authorization were hired for employment outside of Iran by Gillette after these individuals cleared Gillette’s security procedures. In addition, there are no job opportunities listed under the Iraq heading on Gillette’s website because Gillette does not recruit from Iraq, nor did it recruit from Iraq during the time that Iraq was subject to U.S. economic sanctions and/or identified by the U.S. State Department as a state sponsor of terrorism. Gillette does not engage in any direct sales in Iran or Iraq, although its distributors sell Gillette products in these countries. Given the level of sales in each country and the lack of recruiting efforts in both countries, Gillette’s contacts in Iran and Iraq do not constitute a material investment risk for Gillette and/or its shareholders.

The Merger, page I-1

Pamela A. Long
May 10, 2005

Summary, page I-3

2.	We note your response to prior comment 7. Please disclose that the transaction is valued at approximately $57 billion. Also, please disclose that in addition to merger-related costs of $155 million, James Kilts and other executive officers will receive approximately $176 million in severance and change in control benefits.

Response:

In response to the Staff’s request, the Company has revised the applicable disclosure as requested.

3.	We note your response to prior comment 8. However, please describe the buyback and the financial impact on the company in the summary. Furthermore, if the buyback is material to your Expected Synergies or Gillette’s Synergies, please disclose this. Disclose whether Procter & Gamble is legally or contractually obligated to repurchase its shares.

Response:

In response to the Staff’s request, the Company has included disclosure in the Summary on page I-10 relating to the share repurchase program, and the fact that there is no legal or other contractual obligation to repurchase its shares. The Company supplementally advises the Staff that the buyback is unrelated to the expected synergies.

Risk Factors, page I-16

4.	We note your responses to prior comments 17-19 that the company does not currently include risk factors in its Exchange Act filings. However, the language you use in the introductory paragraph, that shareholders should consider “the following factors, in addition to those factors discussed in the other documents...” suggests that risks are discussed in the documents you incorporate by reference, even if, as your supplemental response suggest, they are not set apart in a risk factors section written in plain English in those documents. Please revise this introductory language to clarify that you discuss all material risks in this section. We would anticipate that this would include any material business risks relating to the combined companies in this section. If you intend to incorporate risk factor disclosure from your Form 10 K or other filings, that disclosure must be written in plain English and clearly address material risks as such.

Pamela A. Long
May 10, 2005

See Staff Legal Bulletin No. 7A. Otherwise, the risk factor disclosure should appear in the prospectus.

Response:

In response to the Staff’s request, the Company has revised the applicable disclosure as requested.

The Proposed Merger, page I-21

Background of the Merger, page I-21

5.	We note your response to prior comment 22. However, we note in the Fortune article that A.G. Lafley was quoted as saying “On that first day when Jim called, I asked him if he had a price in mind. He said the usual things about a fair price. He said, “Not $60. But not $50.” I said, “Jim, I can do the math. Are you thinking $55 a share?” Please clarify whether offers or counteroffers were discussed during this telephone call.

Response:

In response to the Staff’s request, the Company has revised the applicable disclosure regarding the November 5, 2004 call between Messrs. Lafley and Kilts to state that Mr. Kilts did not specify a price, but indicated that he was not expecting a price above $60 per Gillette share or below $50 per Gillette share, which Mr. Lafley interpreted to mean that Gillette expected an offer equivalent to about $55 per share.

6.	We note your response to prior comment 27. It does not appear that the communications by Mr. Buffett fit within the exclusion from the definition of solicitation found in Rule l4a l(l)(2)(iv). The exclusion applies to “a communication by a security holder who does not otherwise engage in a proxy solicitation.” We do not agree that a security holder who is providing its views on a solicitation to a participant in the solicitation in order for that participant to publish or use the communication as part of its solicitation is eligible to rely on the exclusion, in this regard, we note that Mr. Buffett provided his comments on the proposed transaction to the company at its request and with the knowledge that such comments would be rebroadcast and published by the company for use in its solicitation. Accordingly, it would appear that Mr. Buffett may be a participant in the solicitation, absent an applicable exemption. Please advise.

Pamela A. Long
May 10, 2005

Response: In response to the Staff’s request, the Company has included disclosure on page III-8 to indicate that Mr. Buffett may be deemed to be a participant in the proxy solicitation.

Factors Considered by, and Recommendation of, the Board of Directors of Procter & Gamble, page I-29

7.	If the board contemplated any particular time frame for the cost and revenue synergies to be achieved, please disclose this. Information on page 7 of the board book prepared by Merrill Lynch suggests this may have been the case.

Response:

In response to the Staff’s request, the Company has revised the applicable disclosure on page I-30 to indicate that more than $1 billion of annual cost synergies are anticipated to be achieved by the third year of closing.

Recent Developments, page I-39

8.	Articles in the recent press indicate that the interest of the Securities Division of the Secretary of the Commonwealth of Massachusetts is in the fairness of the transaction and the information they are seeking relates to the fairness opinions. When you update your disclosure about the status of the Division’s inquiries, please make this clear. The discussion currently focuses only on requests for documents.

Response:

In response to the Staff’s request, the Company has revised the applicable disclosure as requested.

Opinions of Financial Advisors, page I-42

9.	We reissue prior comment 39. Please summarize the material projections that the parties exchanged.

Response:

In response to the Staff’s request, and as discussed with Brigitte Lippmann, the Company has revised the applicable disclosure on page I-40 to include a summary of the projections included in Gillette’s strategic

Pamela A. Long
May 10, 2005

growth plan, which was provided to Procter & Gamble during the parties’ negotiations.

10.	We have several comments related to the disclosure of synergies contemplated by the boards and the financial advisors, as follows:

•	Please clarify, if true, that the “Expected Synergies” contemplated by Merrill Lynch are the same as the $l0-$11 billion of cost synergies and the $4-5 billion of revenue synergies that the Procter & Gamble board considered.

Response:

In response to the Staff’s request, the Company has revised the applicable disclosure on page I-30 to indicate that the “Expected Synergies” contemplated by Merrill Lynch are the same as those considered by the board of directors of Procter & Gamble.

•	Please clarify, if true, that the “Synergies” contemplated by Goldman and UBS are the same as the $1.05 billion of after-tax synergies they used when they conducted the pro forma merger analysis. Please also clarify, if true, that the amount and timing of the synergies that the Gillette board contemplated in recommending the transaction to shareholders is this $1.05 billion.

Response:

In response to the Staff’s request, the Company has revised the applicable disclosure on page I-51 to indicate that the “Synergies” are the same as the $1.05 billion on after-tax synergies used by Goldman Sachs and UBS to conduct the pro forma merger analysis. Gillette supplementally advises the Staff that Gillette’s board of directors was aware of the amount and timing of the synergies that were used in the analyses prepared by Gillette’s financial advisors. As described in the Registration Statement, one of the factors that Gillette’s board of directors considered in reaching its recommendation was the synergies that the combined company would be able to achieve. Gillette’s Board did not attempt to quantify or rely on any specific figures in reaching its determination to recommend the transaction to Gillette’s shareholders.

•	Please disclose, if true, that the boards believed that the synergies were reasonably prepared and reflected the best currently available estimates and

Pamela A. Long
May 10, 2005

judgments of the management at the time they were prepared. We note that the financial advisors made assumptions to this effect, with the consents of the boards.

Response:

In response to the Staff’s request, the Company has revised the applicable disclosure on page I-31 to indicate that the Procter & Gamble board of directors believed that the synergies were reasonably prepared and reflected the best currently available estimates and judgments of the management at the time they were prepared. The Company has also similarly revised the applicable disclosure with respect to the belief of the Gillette board of directors.

•	If known, please explain why the amount of the “Expected Synergies” varies so substantially from the amount of the “Synergies.” In this regard, we note that the Synergies were prepared by managements of both Procter & Gamble and Gillette.

Response:

In response to the Staff’s request, and as discussed with Ms. Lippmann, the Company supplementally advises the Staff that the $10-11 billion of cost synergies and $4-5 billion of revenue synergies (the “Expected Synergies”) considered by the Company’s board of directors and Merrill Lynch reflect a net present value figure, whereas the $1.05 billion of synergies (the “Synergies”) included in Goldman’s and UBS’ pro-forma merger analysis reflects an annual cost figure.

•	We understand, based on your response to prior comment 39 that teams at both companies are currently working to further substantiate synergy projections and assumptions. Please elaborate, in the filing, why this is necessary. If the synergy projections and assumptions that are disclosed in this filing are no longer believed to be accurate or have changed in any material way, please disclose this.

Response:

In response to the Staff’s request, the Company has disclosed on page I-29 that given the amount of financial diligence, both Procter & Gamble and Gillette are still currently working to further substantiate synergy projections and assumptions and

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May 10, 2005

to more clearly define integration and transition plans for delivering synergy targets. Although the synergy targets are preliminary and subject to change, the synergy projections and targets have not changed in any material way from those disclosed in the Registration Statement.

•	Please also tell us, with a view toward disclosure, how you will address material changes in your assumptions or synergy projections that take place after the filing is effective, or after shareholders vote on the transactions. We note that the synergies disclosed in the filing underlie the boards’ recommendations to the shareholders, as well as the financial advisor opinions, which we understand will not be updated prior to the merger.

Response:

In response to the Staff’s request, the Company supplementally advises the Staff that, to the extent material changes in synergy projections occur subsequent to the effective date of the Registration Statement or the shareholder vote, the parties will, consistent with their reporting obligations, publicly disclose such occurrence, to the extent the parties determine such change rises to the level of “materiality”.

Opinion of Procter & Gamble’s Financial Advisor page I-42

11.	Ensure that the filing addresses all of the analyses that were conducted by Merrill Lynch and presented to the board. For example, we did not see a discussion of the information set forth on page 5, and pages 14 through 18 of Merrill Lynch’s materials. In addition, only the Sum of the Parts and Discounted Cash Flow analyses that appear in the summary of the valuation analyses on page 8 of the materials appear in the discussion. Finally, please reconcile for us the amounts you disclose under Pro Forma Merger Analysis with information on page 16 of the materials. Although the information on page 16 of the board book appears to be within the ranges disclosed in the filing, it is not clear that Merrill performed this analysis in a way that resulted in ranges of pro forma information.

Response: In response to the Staff’s request, the Company has revised the applicable disclosure as requested.

12.	Please consider presenting the information in the “Relative Contribution Analysis” in tabular format.

Pamela A. Long
May 10, 2005

Response: In response to the Staff’s request, the Company has revised the applicable disclosure as requested.

13.	We reissue prior comment 41. Please disclose the contemplated fee to be paid to Merrill Lynch in connection with the merger. If the fee will be determined according to a formula or identified criteria, please disclose this and explain when the amount of the fee will be calculated and supplementally provide us a copy of the engagement letter.

Response: In response to the Staff’s request, and as discussed with Ms. Lippmann, the Company supplementally advises that, as set forth on page I-50, the contemplated fee to be paid to Merrill Lynch in connection with the merger consists of a fee of $1.5 million to be paid upon the delivery of its opinion to the Company’s board of directors and the remaining fee, in an amount that will be mutually agreed upon, in good faith, by the Company and Merrill Lynch, to be paid upon completion of the merger. There is no formula or identified criteria for determining the amount of the remaining fee. The Company believes that the current disclosure appropriately describes the contemplated fee to be paid to Merrill Lynch in connection with the merger and as a result the Company has not made any revisions with respect to this comment.

The engagement letter between the Company and Merrill Lynch reflecting this arrangement will be sent to the Commission directly from counsel to Merrill Lynch under separate cover pursuant to a request for confidential treatment.

Interests of Certain Persons in the Merger, page I-62

14.	We note your response to prior comment 44. However, please also quantify the value of James Kilts’ Procter & Gamble options, restricted shares, and long term incentive plan benefits or tell us where those values are included in the table.

Response:

In response to the Staff’s request, the Company has revised the applicable disclosure as requested.

The Merger Agreement, page I-68

15.	We have read your “Explanatory Note...” that precedes your description of the merger agreement. Please note that investors are entitled to rely upon disclosures in your

Pamela A. Long
May 10, 2005

publicly filed documents, including disclosures regarding representations and warranties contained in a merger agreement. Please revise your subheading and the second sentence accordingly.

We note your statements “The public disclosure of Procter & Gamble and Gillette are those as are set forth in their respective public reports filed with the SEC. The merger agreement, although included as an appendix to this joint proxy statement/ prospectus, is not intended to change or supplement the disclosures in the public reports filed with the SEC.” The merger agreement was filed as an exhibit to a publicly filed document. Please revise as appropriate to remove the implication that the referenced merger agreement and the summary thereof does not constitute a public disclosure. Please be advised that notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement/prospectus not misleading.

We note your statement: “It is understood that matters may change from the state of affairs contemplated by the representations and warranties.” Please include disclosure acknowledging that if specific material facts exist that contradict the representations or warranties in the merger agreement, you have provided corrective disclosure.

Response:

In response to the Staff’s request, the Company has revised the applicable disclosure as requested.

Unaudited Pro Forma Condensed Combined Statements of Earnings, page II-3

16.	We note your response to the first portion of our prior comment 48. We are still unable to recalculate the number of shares attributed to Gillette in your pro forma shares outstanding. Please supplementally provide us with your calculation of the 965 basic and 988 diluted shares attributed to Gillette.

Response: In response to the Staff’s request, the Company supplementally advises that the computation of basic shares attributed to Gillette for pro forma shares outstanding is as follows as of March 31, 2005 (revised from prior filing to reflect updated financial information): 995 million Gillette shares as of March 31, 2005 * 0.975 exchange ratio = 970 million incremental Procter & Gamble shares.

Pamela A. Long
May 10, 2005

The computation of diluted shares attributed to Gillette for pro forma shares outstanding involves the application of the treasury stock method for in-the-money Gillette stock options. The computation is as follows:

	Gillette	Exchange Ratio	Procter & Gamble

Gillette Stock Options (In-the-Money)	74	0.975	72
Average Gillette Option Strike Price	$36.81	0.975	$37.75

Stock Option Proceeds			$2,706
P&G Share Price			$54.20
Repurchased P&G Shares			50

Net P&G Shares for Gillette Stock Options			22
Basic P&G Shares for Gillette Shares			970

Total P&G Shares for Exchange			992

Exhibit 2.1

17.	We note your response to prior comment 60. Please provide us supplementally with schedule 3.02(r) Foreign Corrupt Practices and International Trade Sanctions.

Response:

Together with this letter, the Company hereby supplementally provides the Commission with a copy of Schedule 3.02(r) of the merger agreement—Foreign Corrupt Practices and International Trade Sanctions.

Exhibits – Form of Legal Opinions

18.	We note you have filed forms of the legal opinions. Please file signed legality opinions before the registration statement is declared effective.

Response:

In response to the Staff’s request, the Company confirms that it will file signed legal opinions prior, or on, the date the registration statement is declared effective.

Exhibits 8.1 and 8.2 – Form of Tax Opinions

Pamela A. Long
May 10, 2005

19.	The tax opinions imply that investors are not entitled to rely on the opinion. Please delete the language that the opinions are solely for the benefit of the company and may not be relied upon by any other person.

Response:

In response to the Staff’s request, each of the tax opinions of Cadwalader, Wickersham & Taft, LLP and Davis Polk & Wardwell have been revised accordingly.

20.	Please delete the language that the opinions are “as of the date hereof” or file the opinions on the date you want to go effective.

Response:

In response to the Staff’s request, each of the tax opinions of Cadwalader, Wickersham & Taft, LLP and Davis Polk & Wardwell have been revised to delete the language that the opinions are “as of the date hereof.” The Company also supplementally advises the Staff that the opinions will be filed on the date the Registration Statement is declared effective.

21.	Please revise the tax opinions to express a firm conclusion that Gillette shareholders will not recognize gain or loss in the reorganization.

Response:

In response to the Staff’s request, each of the tax opinions of Cadwalader, Wickersham & Taft, LLP and Davis Polk & Wardwell have been revised accordingly.

Form 10-K for the fiscal year ended June 30, 2004

Segment Reporting

22.	We note your response to our previous comment 62. We read in your response that your chief operating decision maker (“CODM”) is your Chairman and Chief Executive Officer. Your response indicates that your CODM allocates resources and assesses performance based on discrete financial information at the level of your three Global Business Units (“GBUs”) and that your GBUs serve as both your operating and

Pamela A. Long
May 10, 2005

reportable segments. We note that each of your GBUs is comprised of a variety of operations with widely differing natures, such as your Health, Baby, and Family Care unit, which includes pharmaceuticals, dog food, toothpaste, diapers, and paper towels. Given the differences in the nature of these operations, we assume that they each have different production processes, margins, and demand from consumers. We further note that at June 30, 2004, your product portfolio included 16 brands with over $1 billion each in sales, and that the natures of your billion-dollar brands appear to differ significantly. Given that your company has such a variety of operations of a differing nature, it is not clear to us how your CODM can effectively allocate resources and assess performance without insight into your company’s results at some level that is lower than your three GBUs.

For example, in order to decide to pursue a new pharmaceutical (or to enhance a pharmaceutical product, or distribution channel), a chief operating decision maker would need to consider the unique market, extensive research requirements, regulatory approval, and other distinct considerations. The manufacturing environment, advertising and distribution methods would also be unique and distinct from other products, such as paper towels, or dog food.

Please note that the term chief operating decision maker identifies a function, not necessarily a manager with a specific title. That function is to allocate resources to and assess the performance of the segments of an enterprise. Often the chief operating decision maker of an enterprise is its chief executive officer or chief operating officer, but it may be a group consisting of, for example, the enterprise’s president, executive vice presidents, and others.

Considering the above factors, it is difficult for us to understand how strategic decisions, in an appropriate control environment, can he made without disaggregating pharmaceuticals from dog food and toothpaste. Please advise.

Response:

The Company acknowledges the Staff’s comments that its pharmaceuticals business is obviously quite different from the balance of the Company’s operations in terms of the regulatory and manufacturing environments, advertising and distribution. These differences are a factor in the strategic decision making process related to the overall management of the pharmaceutical operations. However, the underlying strategic decisions for this business are not made by the Company’s Chief Operating Decision Maker. Rather, they are made by the Vice Chairman of the

Pamela A. Long
May 10, 2005

Company’s Health, Baby and Family Care (“HB&FC”) global business unit. The HB&FC Vice Chairman manages resource allocation and assesses the performance of the pharmaceuticals operations within the broader HB&FC business unit. He has the authority to reallocate resources and operating targets between the various categories, including pharmaceuticals, in order to deliver against the overall HB&FC goals. Thus, reporting the pharmaceuticals business apart from HB&FC for segment reporting would be inconsistent with how the Company’s CODM views and manages the business.

It is important to note that the Vice Chairman of HB&FC does not in any way review the financial information of the other segments, nor does he influence the resource allocation or strategic decisions of these segments. Results of the other segments are reviewed individually by the respective Vice Chairmen with the CODM, and the CODM makes resource allocation decisions based on those reviews with the respective Vice Chairmen.

Further, given that the pharmaceutical operations do not represent a separate operating segment, the Company does not believe the consideration of the aggregation criteria in paragraph 17 of SFAS 131 (nature of products, production processes, regulatory environments, etc.) would be appropriate.

For additional perspective, it should be noted that the pharmaceuticals operations have net sales of approximately $1.7 billion, or 3% of the Company’s existing sales base. Operating earnings and total assets of the pharmaceuticals operations represent less than 3% of the Company’s respective totals.

23.	Further, we note that in the past Gillette has presented Blades & Razors, Duracell, Oral Care, Braun and Personal Care, as separate reportable segments. We realize that the combination of the two companies will result in a significant reorganization of the segments. However, we are concerned that the Blades & Razors and Duracell, considering the nature of the products (paragraph l7a), would appear to be separate reportable segments. After the considerable disclosure in the past by Gillette of these operations, on a disaggregated basis, we would need clarification as to why aggregating those two operations would serve the objectives of paragraph 3 of SFAS 131. Please advise.

Response:

Pamela A. Long
May 10, 2005

Consistent with the Company’s existing segments, the newly constituted Gillette business unit will be managed by a Vice Chairman who reports directly to the Company’s chief operating decision maker. This operating unit will have separately reported operating results that will be reviewed on a regular basis by the CODM for purposes of making decisions about resource allocation and to assess performance. This is also the level at which information will be provided to the Company’s Board of Directors. For perspective, Duracell’s sales and pre-tax operating profits would comprise approximately 4% of the Company’s respective totals, which is approximately the same size as, or smaller than, ten of the Company’s categories (the level below our operating and reporting segments).

The Company acknowledges that on a stand-alone basis, the Blades & Razors and Duracell operations of the Gillette Company were run as separate operating and reporting segments by Gillette’s management. The Company further acknowledges that providing separate disclosures about these operations provides useful information to Gillette’s existing shareholders, as this is the level at which results were reviewed and assessed by Gillette’s CODM. However, when considered in the context of the combined company’s organizational structure rather than in the context of Gillette’s organizational structure as a stand-alone company, those disclosures are not as relevant.

Separately, as a follow up to the Company’s earlier correspondence with the Staff regarding segment reporting, the Company has continued to assess its post-acquisition planned segment reporting practices and have reached certain conclusions. The Company has concluded that for the foreseeable future, for the reasons previously expressed, the Company will maintain the current level of segment reporting. More specifically, the Company will continue to provide the current level of supplemental reporting for the Company’s existing segments, and add the appropriate disclosure for the additional Gillette operating segment (excluding oral care and personal care components which will be folded into the Company’s existing units).

* * * * *

If you have any questions regarding the Amendment or the responses herein provided, please call the undersigned at (212) 504-5555.

Pamela A. Long
May 10, 2005

Sincerely,

Dennis J. Block

cc:	James J. Johnson, Esq. Richard K. Willard, Esq. George R. Bason, Jr., Esq.